Exhibit 99.1

Maris-Tech Launches Development of Next-Generation Drone Gimbal Camera in Response to Strong Demand

AI-enabled day and thermal imaging payload camera designed for lightweight defense UAV platforms and mission-critical intelligence gathering

Rehovot, Israel, March 11, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in artificial intelligence (“AI”)-based edge video processing technology, today announced the development of a new advanced drone gimbal camera designed to support intelligence gathering, surveillance, and situational awareness missions for unmanned aerial platforms.

The new camera, once developed, will integrate a 4K day camera and a thermal imaging sensor, supporting real-time video streaming and advanced AI-powered analytics directly at the edge. Designed with a strong focus on miniaturization and low weight, the camera is intended to meet the strict size, weight, and power (“SWaP”) requirements of modern unmanned aerial vehicles while maintaining high-performance imaging capabilities.

The development is based on Maris-Tech’s existing video and AI platforms, which have already been deployed and field-proven on thousands of drone systems worldwide. By leveraging these proven technologies, the Company aims to accelerate the introduction of a compact, ruggedized payload camera optimized for operational environments.

Maris-Tech believes the new camera under development will deliver a competitive, ready-to-deploy imaging solution that combines high-resolution day video, thermal sensing, and onboard AI capabilities within a lightweight form factor. The camera, once developed, is expected to support a wide range of drone-based intelligence and surveillance missions.

According to the Company, the development initiative is driven by a strong demand from Maris-Tech’s existing customer base, which continues to seek integrated edge video and AI capabilities within compact aerial platforms.

“We are seeing growing demand from drone manufacturers and defense integrators for compact payload solutions that combine advanced imaging, onboard processing, and AI-driven capabilities,” said Israel Bar, Chief Executive Officer of Maris-Tech. “This new development builds on the proven foundations of our video and AI platforms and reflects our strategy to provide customers with ruggedized, ready-to-deploy technologies designed for real-world operational environments.”

The Company currently expects to complete development of the new drone camera by the end of 2026.

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across unmanned aerial vehicles, unmanned ground vehicles, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit www.maris-tech.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the features and the potential benefits and advantages of the new camera under development; its aim to accelerate the introduction of a compact, ruggedized payload camera optimized for operational environments; strong demand from the Company’s existing customer base; and its expectation to complete the development of the new drone camera and the timing thereof. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com